SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

MIDAS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

595626102
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 595626102	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Cumberland Private Wealth Management Inc./ None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	5	SOLE VOTING POWER:

NUMBER OF		902,700

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		902,700

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	902,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	FI

CUSIP No. 595626102	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Midas, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1300 Arlington Heights Road Itasca, Illinois 60143

Item 2(a).	Name of Persons Filing

Cumberland Private Wealth Management Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence

99 Yorkville Avenue, Suite 300 Toronto, Ontario M5R 3K5 Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

595626102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

J. ☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser

CUSIP No. 595626102	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: 902,700

(b)	Percent of Class: 6.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 902,700

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 902,700

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 595626102	Page 5 of 5 Pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 26, 2010.

CUMBERLAND PRIVATE WEALTH MANAGEMENT INC.

By:	/s/ Katharine Varik
Name: Katharine Varik
Title: Chief Compliance Officer